                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                 SCHEDULE 13D/A

                    Under the Securities Exchange Act of 1934


                               PAMECO CORPORATION
                               ------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
                     ---------------------------------------
                         (Title of Class of Securities)


                                    697934305
                                    ---------
                                 (CUSIP Number)


                            Angus C. Littlejohn, Jr.
                              Littlejohn & Co., LLC
                             115 East Putnam Avenue
                          Greenwich, Connecticut 06830
                                 (203) 861-4005
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                December 6, 2000
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D/A, and is filing this schedule because of Rule 13D/A-1(b)(3) or (4), check the following box | |.

Check the following box if a fee is being paid with the statement.| | (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13D/A-7.)

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.697934305               SCHEDULE 13D/A               Page 2 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Littlejohn Fund II, L.P.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware, United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    16,633,779
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,697,661
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    16,633,779
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,630,994
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     21,264,773
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*


     89.76%
________________________________________________________________________________
14e  TYPE OF REPORTING PERSON


     PN
________________________________________________________________________________

     *Percentage based on a total outstanding of 23,689,643 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and as converted into 4,666,666 shares of Common Stock.

CUSIP No.697934305               SCHEDULE 13D/A               Page 3 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Littlejohn Associates II, L.L.C.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     Delaware, United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    16,633,779
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,697,661
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    16,633,779
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,630,994
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     21,264,773
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*


     89.76%
________________________________________________________________________________
14e  TYPE OF REPORTING PERSON


     OO
________________________________________________________________________________

     *Percentage based on a total outstanding of 23,689,643 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and as converted into 4,666,666 shares of Common Stock.

CUSIP No.697934305               SCHEDULE 13D/A               Page 4 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Angus C. Littlejohn, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     AF
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     United States
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    16,633,779
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          3,697,661
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    16,633,779
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,630,994
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     21,264,773
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*


     89.76%
________________________________________________________________________________
14e TYPE OF REPORTING PERSON


     IN
________________________________________________________________________________

     *Percentage based on a total outstanding of 23,689,643 shares of Common Stock, consisting of (i) 3,082,330 shares of Common Stock, (ii) 140,000 shares of Series A Preferred Stock, as converted into 4,666,666 shares of Common Stock,
(iii) 62,500 shares of Series B Preferred Stock, as converted into 3,698,223 shares of Common Stock, (iv) 62,500 shares of Series C Preferred Stock, as converted into 7,575,758 shares of Common Stock, and (v) warrants to purchase 140,000 shares of Series A Preferred Stock, as exercised and as converted into 4,666,666 shares of Common Stock.

CUSIP No.697934305               SCHEDULE 13D/A               Page 5 of 11 Pages


________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)


     Quilvest American Equity Ltd.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                 (a)  [X]
                                                                 (b)  [_]

________________________________________________________________________________
3    SEC USE ONLY



________________________________________________________________________________
4    SOURCE OF FUNDS


     WC
________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]



________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION


     British Virgin Islands
________________________________________________________________________________
               7    SOLE VOTING POWER

  NUMBER OF
                    -0-
   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY

  OWNED BY          4,590,202
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING
                    -0-
   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH

                    4,590,202
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


     4,590,202
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                      [_]

________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)*


     65.1%
________________________________________________________________________________
14e  TYPE OF REPORTING PERSON*


     CO
________________________________________________________________________________

     *Percentage based on a total outstanding of 7,055,863 shares of Common Stock , consisting of (i) 3,082,330 outstanding shares of Common Stock, (ii) 28,000 shares of Series A Preferred Stock, as converted into 933,333 shares of Common Stock, (iii) 10,000 shares of Series B Preferred Stock, as converted into 591,715 shares of Common Stock, (iv) 10,000 shares of Series C Preferred Stock, as converted into 1,515,152 shares of Common Stock, and (v) warrants to purchase 28,000 shares of Series A Preferred Stock, as exercised and as converted into 933,333 shares of Common Stock.

          This Statement on Schedule 13D/A (this "Statement"), which is being filed jointly by the Reporting Persons, also constitutes Amendment No. 6 to the Statement on Schedule 13D, as amended, previously filed by Quilvest with respect to shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), of Pameco Corporation, a Georgia corporation. The Class A Common Stock is currently denominated as Common Stock, par value $.01 per share (the "Common Stock"), of Pameco Corporation, a Delaware corporation (the "Company"). This Statement amends the previously filed Statements on Schedule 13D filed by the Reporting Persons. Information in this Statement with respect to Quilvest or its affiliates has been provided by Quilvest. Information in this Statement with respect to the other Reporting Persons has been provided by such other Reporting Persons.

ITEM 1.   SECURITY AND ISSUER.

          This Statement relates to the Common Stock of the Company, whose principal executive office is located at 651 Corporate Circle, Suite 200, Golden, Colorado 80401.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Pursuant to a Securities Purchase Agreement, dated February 18, 2000, by and among the Company, Quilvest and Littlejohn ("the Securities Purchase Agreement"), on December 6, 2000 (the "Closing Date"), Littlejohn and Quilvest purchased from the Company an aggregate of 62,500 shares of the Company's newly issued Series C Cumulative Pay-in-Kind Convertible Preferred Stock, par value $1.00 per share ("Series C Preferred Stock"), for a purchase price of $200 per share (or $12,500,000). Littlejohn paid $10,000,000 in exchange for 50,000 shares of Series C Preferred Stock and Quilvest paid $2,500,000 in exchange for 12,500 shares. The source of the funds used by Littlejohn to purchase the Series C Preferred Stock was capital contributed by its limited partners. Quilvest's portion of the purchase price for the Series C Preferred Stock purchased by it was funded by liquidity made available to Quilvest from QV.


ITEM 4.   PURPOSE OF TRANSACTION.

          The Reporting Persons acquired beneficial ownership of all of their shares of Common Stock for investment purposes and for possible resale from time to time in open market transactions or otherwise as market conditions warrant.

          The terms of the Series C Preferred Stock entitle the holders thereof to convert their shares of Series C Preferred Stock into shares of Common Stock and to vote as a class with holders of the Common Stock. Shares of the Series C Preferred Stock are fully convertible into shares of Common Stock at the initial conversion price of $1.65 per share which is subject to customary adjustments, including for below market issuances of securities and for dividends, distributions, stock splits and similar events (the "Conversion Price"). As of December 6, 2000, each share of Series C Preferred Stock will be convertible into approximately 121.2 shares of Common Stock (or a total of 7,575,758 shares) and, as of such date, Littlejohn beneficially owned approximately 89.76% of the outstanding Common Stock (assuming the exercise and/or conversion of the Company's securities owned by it only) and Quilvest beneficially owned approximately 65.1% of the outstanding Common Stock (assuming the exercise and/or conversion of the Company's securities owned by it only).

          The Reporting Persons at any time or from time to time may acquire additional shares of Common Stock or dispose of shares of Common Stock. Except as described above, the Reporting Persons have no plans or proposals which relate to or would result in:

          (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

          (d) Any change in the present Board or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

          (e) Any material change in the present capitalization or dividend policy of the Company;

          (f) Any other material change in the Company's business or corporate structure;

          (g) Changes in the Company's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

          (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) Any action similar to any of those enumerated above.


ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          (a) After giving effect to the transactions described in Item 3, Littlejohn, LJ Associates and Mr. Littlejohn beneficially own 112,000 shares of the Company's Series A Cumulative Pay-in-Kind Preferred Stock, par value $1.00 per share (the "Series A Preferred Stock"), warrants ("Warrants") to purchase 112,000 additional shares of Series A Preferred Stock, 52,500 shares of Series B Cumulative Pay-in-Kind Convertible Preferred Stock, par value $1.00 per share (the "Series B Preferred Stock") and 50,000 shares of the Series C Preferred Stock, and have the power to vote all securities beneficially owned by Quilvest and Willem F.P. de Vogel (which, in the case of Quilvest, currently includes Common Stock, Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock, and, in the case of Willem F.P. de Vogel, currently includes Common Stock). After giving effect to the transactions described in Item 3, Quilvest owns 616,667 shares of Common Stock, 28,000 shares of Series A Preferred Stock, Warrants to purchase an additional 28,000 shares of Series A Preferred Stock, 10,000 shares of Series B Preferred Stock, and 12,500 shares of Series C Preferred Stock. All shares of Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock are fully convertible into shares of Common Stock. The shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Common Stock and the Warrants beneficially owned by Littlejohn, LJ Associates and Mr. Littlejohn represent approximately 89.76% of the Common Stock (assuming the exercise and/or conversion of the Company's securities owned by them only) and the shares of Series A Preferred Stock, Series B Preferred Stock, Series C Preferred Stock, Common Stock and Warrants beneficially owned by Quilvest represent approximately 65.1% of the Common Stock (assuming the exercise and/or conversion of the Company's securities owned by it only).

          (b) Littlejohn has sole power to vote and direct the vote of any and all shares of Common Stock beneficially owned by Littlejohn and has the shared power to vote and direct the vote of any and all shares of Common Stock beneficially owned by Quilvest and Willem F. P. de Vogel. Littlejohn also has shared power to dispose of or direct the disposition of any and all shares of Common Stock beneficially owned by Quilvest and Willem F. P. de Vogel. In addition, Littlejohn has sole power to dispose of or direct the disposition of any and all shares of the Common Stock beneficially owned by Littlejohn. See the Shareholders Agreement attached as Exhibit 4 to the Schedule 13D filed on February 29, 2000.

          (c) Except as described herein and in Item 3, to the best knowledge of the Reporting Persons, no transaction in the class of Common Stock was effected during the past 60 days or since the last filing on Schedule 13D.

          (d) Except as set forth in this Item 5, to the best knowledge of the Reporting Persons, none of the persons named in Item 2(a) beneficially owns any shares of Common Stock. On the basis of control, through the corporate relationship of Littlejohn, LJ Associates, and Mr. Littlejohn, as a manager of LJ Associates, the board of directors of LJ Associates may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the shares of the Common Stock beneficially owned by Littlejohn. Similarly, on the basis of its control, through an intermediate holding company of Quilvest, the board of directors of QV may be deemed to have the ultimate power to direct the voting or disposition, as well as the application of dividends from, or the proceeds of the sale of, the shares of the Common Stock beneficially owned by Quilvest.


ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          The Series C Preferred Stock was created pursuant to the Certificate of Designation of Series C Cumulative Pay-in-Kind Convertible Preferred Shares of the Company (the "Certificate of Designation"). The Certificate of Designation provides for the designation, creation, authorization and issuance of Series C Stock, with a stated value of $200.00 per share at the time of initial issuance (the "Stated Value," subject to adjustment from time to time to accurately reflect stock splits, subdivisions or combinations with respect to the shares of Series C Preferred Stock) and initially consisting of 312,500 shares of Series C Preferred Stock. The Series C Preferred Stock shall, with respect to dividends, distributions and distributions upon the liquidation, winding-up or dissolution of the Company, rank on parity with the Series A Preferred Stock and the Series B Preferred Stock.

          For the three-year period (the "Initial Dividend Period") following the date of issuance of the shares of Series C Preferred Stock (the "Issuance Date"), the holders of shares of Series C Preferred Stock will be entitled to receive on each such share, when, as and if declared by the Board, out of funds of the Company legally available for that purpose, cumulative preferential dividends, compounding quarterly to the extent unpaid on each March 1, June 1, September 1 and December 1 (each a "Compounding Date"), commencing on March 1, 2001, and accruing from the date of issuance at the rate of 14% per annum on the Stated Value of each share of Series C Preferred Stock and of each share of Series C Preferred Stock to which a holder is entitled as of a particular date, assuming the declaration of dividends payable in the form of Series C Preferred Stock (the "Dividend Preferred Shares") then deemed to have been issued (the "Initial Dividend Rate"). When and if declared by the Board, such dividends will be payable by issuance of such number of additional shares of Series C Preferred Stock (including fractional shares) determined by dividing the dollar amount of the dividend to be paid by the Stated Value on the date such dividend is so paid.

          From and after the Initial Dividend Period, the holders of shares of Series C Preferred Stock will be entitled to receive on each such share, when, as and if declared by the Board, out of funds of the Company legally available for that purpose, cumulative preferential cash dividends, compounding quarterly to the extent unpaid, on each Compounding Date commencing on December 1, 2003 and accruing thereafter at the rate of 14% per annum on the Stated Value of each share of Series C Preferred Stock and of each Dividend Preferred Share then deemed to have been issued, except that the Company may provide written notice to the holders at least 30 days prior to the end of the Initial Dividend Period, that such dividends, with respect to periods after the Initial Dividend Period, shall continue to accrue and be payable in the same manner as during the Initial Dividend Period.

          In addition to the dividends described above, if the Company declares and pays a dividend on the Common Stock, a holder of shares of Series C Preferred Stock shall be entitled to receive, concurrently with the payment of such dividend, an amount equal to 50% of the dividends such holder would have been entitled to had such holder fully converted the shares of Series C Preferred Stock into shares of Common Stock immediately prior to the record date for the distribution. Such dividend distributions will be made pro rata among the holders of the shares of Series C Preferred Stock, holders of the shares of any other class of capital stock, including without limitation the Series A Preferred Stock and the Series B Preferred Stock, deemed by the Board to be on a parity with the Series C Preferred Stock, and holders of Common Stock. All dividends paid with respect to the Series C Preferred Stock will be made pro rata among the holders based upon the aggregate number of shares of Series C Preferred Stock held by each such holder. In the case of shares of Series C Preferred Stock issued on the Issuance Date, dividends will accrue from such date. In the case of shares of Series C Preferred Stock issued as a dividend on shares of Series C Preferred Stock, dividends will accrue from the date on which such shares of Series C Preferred Stock were issued.

          Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Company, or any reduction or decrease in its capital stock resulting in a distribution of assets to the holders of any class or series of the Company's capital stock (the date of such occurrence, the "Liquidation Date"), the Company, out of the assets of the Company available for distribution, will be required to make the following payments in respect of its capital stock:

          (a) first, payments on any senior securities;

          (b) second, on a pro rata basis, (i) payments to holders of shares of Series C Preferred Stock equal to the greater of (A) the aggregate amount per share of Series C Preferred Stock, equal to $200.00 plus accrued and unpaid dividends (whether or not declared and including, without limitation, Dividend Preferred Shares and the Penalty Amount (if any) (as defined below), subject to adjustment from time to time to accurately reflect stock splits, subdivisions or combinations with respect to the Series B Preferred Stock (the "Liquidation Preference") with respect to the shares of Series C Preferred Stock held by such holder on the Liquidation Date (including the Dividend Preferred Shares to which such holder would be entitled as of such date), or (B) the amount which would be payable to such holder in respect of Common Stock if such holder had been deemed to have converted all shares of Series C Preferred Stock and all Dividend Preferred Shares whether or not convertible by the terms hereof, held (or deemed held) by such holder as of the Liquidation Date into Common Stock immediately prior to the Liquidation Date; and (ii) due on parity securities (which includes without limitation the Series A Preferred Stock and Series B Preferred Stock); and

          (c) third, payments on any junior securities.

For purposes hereof, the "Penalty Amount" means the contingent amount that exists only if the Company has not notified the holders that it elected to accrue and pay dividends after the Initial Dividend Period in the same manner as during the Initial Dividend Period and the Company thereafter failed to declare and pay the applicable cash dividend in full on a relevant Compounding Date, and which is equal to the difference between the accrued and unpaid dividend attributable to the relevant Compounding Date and the amount that would have been the accrued and unpaid dividend attributable to the relevant Compounding Date had the dividend rate been calculated at 16% per annum, rather than 14% per annum.

          From time to time, on and after the sixth anniversary of the Issuance Date, the Company has the right to redeem the shares of Series C Preferred Stock held by a holder at a price per share, payable in cash, equal to 105% of the Liquidation Preference (the "Redemption Price"). If a legal impediment imposed by the Delaware General Corporation Law ("DGCL") to the Company's repurchase of any such shares exist, the Company will be obligated to use its best efforts to remove or remedy such impediment. In case of redemption of less than all of the shares of Series C Preferred Stock, the shares of Series C Preferred Stock to be redeemed would be redeemed on a pro rata basis among all holders.

          At any time after the date of issuance and subject to compliance with applicable law, any holder of shares of Series C Preferred Stock will have the right to convert any of the then outstanding shares of Series C Preferred Stock owned by it which have not been previously redeemed into fully paid, nonassessable shares of Common Stock. For the purpose of conversion, each share of Series C Preferred Stock will be valued at the Liquidation Preference, which will be divided by the Conversion Price in effect on the conversion date to determine the number of shares issuable upon such conversion. The Conversion Price is subject to adjustments, including for below market issuances of securities and for dividends, distributions, stock splits and similar events. However, no adjustment to the Conversion Price will reduce the Conversion Price below the then par value per share of the Common Stock.

          Holders of shares of Series C Preferred Stock will vote their shares of Series C Preferred Stock as a separate class. Subject to compliance with applicable law, with no further action upon the part of such holder or the Company, such holder will be entitled to one vote for each share of Common Stock to which such holder is entitled to receive at such time upon conversion of the shares of Series C Preferred Stock, whether or not such holder actually has converted such shares, and will vote such shares together with the Common Stock as a single class on all matters brought before a vote of the holders of the Common Stock. The Company will not, without the affirmative vote of the holders of a majority of the shares of Series C Preferred Stock then outstanding:

               (i) authorize, create (by way of reclassification or otherwise) or issue any securities which are senior to the Series C Preferred Stock as to dividends, distributions or distributions upon liquidation, winding up or dissolution of the Company, any parity securities (other than additional shares of Series C Preferred Stock or other shares of preferred stock issued to the Purchasers pursuant to the Securities Purchase Agreement) or any obligation or security convertible into, exchangeable for or evidencing the right to purchase any senior securities or parity securities;

               (ii) amend or otherwise alter its Certificate of Incorporation in any manner that adversely affects the rights, privileges and preferences of the Series C Preferred Stock set forth in the Certificate of Designation; or

               (iii) take any action requiring a vote of shareholders of the Company that adversely affects the rights, preferences and privileges of the Series C Preferred Stock set forth in the Certificate of Designation.


ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Exhibit 1:  Certificate of Designation

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


Date: December 7, 2000              Littlejohn Fund II, L.P.

                                    By:    Littlejohn Associates II, L.L.C.,
                                           General Partner


                                    By:    /s/ Harry F. Weyher III
                                           ----------------------------------
                                    Name:  Harry F. Weyher III
                                    Title: Manager


                                    Littlejohn Associates II, L.L.C.


                                    By:    /s/ Harry F. Weyher III
                                           ----------------------------------
                                    Name:  Harry F. Weyher III
                                    Title: Manager



                                    /s/ Angus C. Littlejohn, Jr.
                                    -----------------------------------------
                                    Angus C. Littlejohn, Jr., individually


                                    Quilvest American Equity Ltd.


                                    By:    /s/ Willem F.P. de Vogel
                                           ----------------------------------
                                    Name:  Willem F.P. de Vogel
                                    Title: Attorney-in-Fact




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